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SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549
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FORM 10-SB
General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

SAILTECH INTERNATIONAL, INC.
(Exact name of registrant as specific in its charter)

Nevada (State of Incorporation)	65-1060612 (I.R.S. Employer Identification No.)

2964 63rd Avenue East
Bradenton, Florida 34203
(Address of executive offices, including zip code.)

Registrant's telephone number:(941) 739-7904

Copies to:	Conrad C. Lysiak, Esq. 601 West First Avenue Suite 503 Spokane, Washington 99201

Securities to be registered pursuant to Section 12(b) of the Act:

NONE
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(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK
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(Title of Class)

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ITEM 1.DESCRIPTION OF BUSINESS.

The Business

SailTech International, Inc. (the "Company") is engaged in the business of manufacturing a line of aluminum yachts and work vessels using a proprietary software technology that aids in the design and construction of its aluminum boats. The Company conducts its business through two wholly owned subsidiary corporations.

The Product and Process

The Company has spent the last six years developing an aluminum boat building process. The process includes the use of software operating in tandem with a robotic cutting table in order to allow the fabrication of boat hulls out of a single sheet of aluminum that are optically perfect and accurate within 1/16 of an inch.

A drawing of the boat is prepared on a computer and the dimensions are transferred to a computerized cutting machine where the information is stored as electronic data. The cutting machine then uses the information to produce a virtually identical hull far faster than could be cut by hand. Going right from the computer to the cutting table saves as much as forty percent in labor which reduces the cost of the vessel.

The Company's process allows hull fabrication in approximately three days as compared to thirty days for conventional construction methods and requires approximately 2,000 hours less in labor time than conventional aluminum boat fabrication methods.

Because the hull is pulled smoothly into shape from large sheets of aluminum, rather than welded together from multiple sections, labor savings are realized over conventional piecemeal welding methods where seams swell as heat and bending distortions occur requiring fairing in order to achieve an acceptable finished product.

The Company's process does not require filler for cosmetic purposes to finish the hull compared to an average of twenty gallons of filler needed when using conventional aluminum construction of a forty foot boat.

The Company can therefore build pleasure and commercial vessels at substantially lower costs, requiring less hours of construction, with a higher level of construction quality.

Software

The Company's software was designed by Avia Design Group Inc. of North Vancouver, British Columbia ("Avia"). On July 26, 2001, Avia transferred the copyright to the software to SailTech Design, Inc., a Company owned subsidiary corporation in consideration of the execution of an Assignment and Consulting Agreement. Under the terms of the agreement, Avia is paid for services actually rendered to the Company at various hourly rates ranging from $75.00 per hour to $25.00 per hour, plus expenses.

Aluminum Boat Construction in General

Aluminum is the most attractive material for use in boat construction. Aluminum is an alloy of several metals and the alloy number is determined by the components. For example, the 5086 wrought alloy used in boat building contains 4% magnesium, 0.5% manganese, and .15% chromium. It is light, durable and does not rust or burn. Because aluminum is only a third of the density of steel, it allows for a thicker more rigid hull while saving up to 40% in structural weight. Aluminum, however, costs ten to fifteen percent more overall than comparable quantities of fiberglass and resin.

Conventional aluminum vessel construction requires numerous internal frames to plate the hull. Plating is the process of cutting pieces of aluminum and attaching the pieces together. For small boats, the pieces are sometimes attached by rivets, however, the midrange and large boats are virtually all welded. These multiple plates and riveting/welding are eliminated since the Company's hulls are one piece. Because the plates are eliminated, forming, installation, grinding, welding of multiple plates and full fairing are eliminated.

Compared to Fiberglass Construction

In terms of cost, aluminum construction is about the same as solid fiberglass construction. Aluminum as a boating material, however, costs 10-15 percent more overall than comparable quantities of fiberglass and resin. Aluminum vessels are structurally stronger and less costly than foam or balsa cored fiberglass construction. Treated properly, an aluminum boat will last forever. The first aluminum boat was built in France sometime around 1890 when aluminum was an exotic material costing several hundreds of dollars a pound. This boat was still afloat a few years ago.

Types and Styles of Vessels Available

Initially, the Company intends to offer a line of recreational pleasure yachts, which include 35, 45 and 55 foot powerboat catamarans; a 50 foot catamaran sailboat and fifty foot monohull sailboat. The Company will also manufacture custom boats which are designed pursuant to specifications supplied by a customer.

The retail sales price of vessels range from $220,000 for the 35 foot catamaran powerboat to $550,000 for the 50 foot catamaran sailboat.

Warranties

The Company warrants its vessels from manufacturing defects, unconditionally, for a period of ten years on the hull and deck structure and a limited warranty on parts for a period of one year.

Service and Support

The Company repairs and services all vessels manufactured by it at its Bradenton, Florida facility. The Company also provides personal instruction to its customers during the construction and delivery of each vessel.

Copyrights

The Company owns the copyright for the software it acquired from Avia.

Trademarks/Patents

The Company does not own any patents or trademarks.

Subsidiary Corporations

The Company has two wholly owned subsidiary corporations. They are SailTech Design, Inc., a Florida corporation ("SailTech - Florida") and SailTech Design a British Columbia corporation ("SailTech - BC).

Manufacturing

The Company manufactures its vessels at its facility in Bradenton, Florida. The facility consists of three one story buildings collectively containing 45,000 square feet and located on five acres of land.

Raw Materials

The raw materials used for the construction of vessels include aluminum, plywood and hardwoods, and composite materials. These materials are readily available from a number of supplies throughout the United States and Canada. In the event that one of the Company's suppliers is unable or unwilling to furnish raw materials, the Company can acquire the materials from other sources without any adverse affect upon the Company's operations.

Delivery

The Company intends to deliver completed vessels to customers from its Bradenton, Florida faccility. The cost of the delivery will be borne by the customer. As of the date hereof, the Company has entered into contracts to manufacture four vessels.

Marketing

The Company intends to market its vessels in the southeastern United States. Currently, the Company markets its services and vessels through brochures which are distributed by hand to select individuals. The Company intends to expand its marketing through the use of direct sales to marine yacht brokers, in boat publications, boat shows, direct mail and newspaper and magazine ads. Further, the Company intends to establish an Internet web-site to promote its vessels.

Competition

Currently, the Company has no direct competitor capable of matching the exact technique of its aluminum manufacturing process. The Company competes with Hy-Lite Powerboats, a Canadian corporation that produces aluminum hulls from computer cuts, however, the hulls are constructed from pieces rather than a single sheet of aluminum. The Company does compete with other sailboat manufacturers, including Catalina, Hunter Marine and J-Boats and powerboat manufacturers including Luhrs, Wellcraft, Sea Ray and Lazzara Yachts, all of which have more financial and market strength than the Company.

Governmental Regulation

The Company is not aware of any governmental regulations which affect the manufacture and sale of the Company's vessels other than United States Coast Guard regulations and International Color Regulations.

Company's Office

The Company's headquarters are located at 2964 63rd Avenue East, Bradenton, Florida 34203. The telephone number is (941) 739-7904.

The Company also maintains and office at the Pacific Centre, 1040 - 609 Granville Street, Vancouver, British Columbia V7Y 1G5. The telephone number is (604) 608-6314.

Employees

The Company has fifteen full-time employees and no part-time employees. None of the employees are subject to collective bargaining agreements.

Risk Factors

1. Carey Phillips has a right to control the Company and has a security interest in all of the assets of the Company. In August 2001, the Company sold 7,500,000 shares of its common stock to the Phillips Family Limited Partnership which is controlled by Carey Phillips, the Company's Chief Financial Officer, Treasurer and a Director. As a result of the transaction, the Company may not take any significant or material action without the approval of the Phillips Family Limited Partnership. The Phillips Family Limited Partnership has a security interest in all of the property of the Company and a license to all of its technology. In the event a default in the terms of any of the agreements entered into between the Company and the Phillips Family Limited Partnership or a default in any Company obligation, the Phillips Family Limited Partnership may take possession of all Company assets and dispose of them in compliance with the security agreement or the Uniform Commercial Code. Effectively, the Company will lose everything, cease operations and go out of business. Further, all of the Company's shareholders will loose their investment in the Company. See "Item 7 - Certain Relationships and Related Transactions.@

2. No Operating History and Revenues and Development Stage Operation. The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful. The Company's Chartered Accountant's report on the Company's December 31, 2000. financial statements contained an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern due to the Company's loss from operations and lack of revenue.

3. Lack of Market Research. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company. See "Business."

4. The Copyright May Not Give Us Protection. The Company has a copyright to protect its software. There is no assurance that a third party will not infringe on the copyright. In order to protect the copyright, the Company may have to file lawsuits and obtain injunctions. If the company does that, it may have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if we obtain the injunctions, there is no assurance they will protect us or that those persons infringing on the copyright will obey the injunction.

5. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

6. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could have a material adverse impact on the operation of the Company. See "Management.@

7. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. The Company has liability insurance and property insurance.

8. Need for Subsequent Funding. The Company believes it will need to raise additional funds in order to achieve profitable operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

9. Need for Additional Key Personnel. At the present time, the Company employs fifteen full-time employees and no part-time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

10. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day-to-day affairs of the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. See "Business" and "Management."

11. No Patents. The Company does not own any patents on its vessels. Accordingly, anyone with the proper technology can copy the Company's manufacturing process. If the foregoing occurs, the Company will be faced with increased competition.

12. No Trademarks. The Company does not own any trademarks. Accordingly, anyone can copy the Company's name and logo. If the foregoing occurs, the Company will be faced with increased competition.

13. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company. See "Business - Competition."

14. Limited Public Market for Securities. At present, a limited public market exists for the Company's securities in the Pink Sheets. There is no assurance that any additional market for the Company's shares will ever develop in the future, or if developed, that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company is in a start-up phase and has not manufactured any vessels. As of the date thereof, the Company has executed contracts with four customers to build four vessels. One vessel is partially completed. The Company has not begun manufacturing the other three. No vessels have been delivered to any Company customers as of the date hereof.

The Company believes it has adequate cash to maintain operations during the next twelve months. If additional cash is needed, the Company will have to raise additional capital through the sale of securities or borrowings from the Company's shareholders. There is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for additional loans to the Company.

The Company does not intend to conduct any product research or development.

The Company has purchased its cutting table and will purchase additional equipment. The Company has purchased its cutting table and will purchase addition equipment required to run a state-of-the-art manufacturing facility.

The Company will hire additional employees on an as needed basis. The Company, however, does not expect any significant changes in the number of employees. The Company expects to have about fifty full-time employees by the end of its first full year of production (2002).

Results of Operations - Period from January 1, 1999 through September 30, 2001.

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no revenues during the last two years. For the year ended December 31, 2000, the Company incurred a net loss of $132,713, or $(0.04) per share, which is primarily the result of its operating activities. For the nine months ended September 30, 2001, the Company incurred a net loss of $500,511, or $(0.06) per share which is primarily the result of its operating activities and amortization of equipment and goodwill.

Liquidity and Capital Resources.

Through December 31, 2001, the Company has issued 17,592,435 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets other than cash. The Company has $1,265,809 in cash at September 30, 2001.

Since January 1, 1999, the Company received funds of $1,600,500 from the sale of capital stock. Because the Company is in its initial stages of development, it intends to finance its operations from the proceeds of the sale of its common stock and from fees generated from the contracts to construct vessels. Other than the foregoing, there are no additional sources for cash for operating, investing and financing activities.

The Company has been in the development stage since its inception. The Company has had no recurring source of revenue and has incurred operating losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. As a result of these factors, the Company's Chartered Accountants have included an explanatory paragraph in their report on the Company's December 31, 2000 financial statements which expressed substantial doubt about the Company's ability to continue as a going concern.

At the present time, the Company has no material commitments for capital expenditures. If capital expenditures are required in the future, the Company will pay for the same through the sale of common stock, through loans from third parties, or from the proceeds of the contracts to construct vessels. There is no assurance, however, that such financing will be available and in the event such financing is not available, the Company may have to cease operations.

Management of the Company has undertaken certain actions to address these conditions in negotiating and executing four contracts to construct vessels. Funds required to carry out management's plans are expected to be derived from advance payments from customers to construct vessels and the use of capital of the Company. There can be no assurance that the Company will be successful in executing its plans.

ITEM 3. DESCRIPTION OF PROPERTIES.

The Company does not own any real property. The Company leases its Bradenton, Florida facility from 63rd Avenue Associates pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $12,613.13 plus 6% sales tax. The lease is subject to cost of living increases . The lease is for a term of three years and expires on July 14, 2003. The Company had an option to purchase the facility upon the payment of $1,600,000. The option to purchase expired on June 30, 2001.

The Company leases also leases 1,400 square feet of office space in Vancouver, British Columbia. The Vancouver office space is leased from Transition Capital Management, Inc. pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $1,000. The lease is for a term of one year and expires on December 2002. The Company has an option to renew the lease for an additional one year upon the expiration thereof.

The Company's facilities are currently adequate and suitable for the its operations and there are no current plans to relocate its facilities at the present time. Further, the Company has not entered into any negotiations with anyone to relocate its offices.

The Company owns personal property in the form of inventory, office equipment and manufacturing equipment.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the Common Stock ownership as of December 7, 2001, of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and address of owner	Shares	Number of Position	Percentage Of Shares Owned
Gunter H. Richtler [1] 209 - 230 Ash Street New Westminster, B.C. Canada V3M 3M3	1,000,000	President and a member of the Board of Directors	5.7%
Cortland Steck 350 90th Avenue NE St. Petersburg, FL 33702	0	Vice President and a member of the Board of Directors	0.00%
Carey Phillips [2] 4215 Riverview Blvd. Bradenton, FL 34209	7,500,000	Vice President, Treasurer, Chief Financial Officer and a member of the Board of Directors	42.6%
Patrick Reischmann 11409 8th Street North St. Petersburg, FL 33716	0	Vice President and a member of the Board of Directors	0.00%
Barry Girling 2082 East 6th Avenue Vancouver, B.C. Canada V5N 1P9	800,000	Secretary and a member of the Board of Directors	4.5%
All officers and directors as a group (5 persons)	9,300,000		52.8%

[1]Held in the name of 617265 B.C. Ltd.

[2]Held in the name of Phillips Family Limited Partnership

ITEM 5.DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The officers and directors of the Company are as follows:

Name	Age	Position

Gunter H. Richtler	59	President and a member of the Board of Directors
Cortland Steck	48	Vice President and a member of the Board of Directors
Carey Phillips	47	Treasurer, Chief Financial Officer and a member of the Board of Directors
Patrick Reischmann	49	Vice President and a member of the Board of Directors
Barry Girling	42	Secretary and a member of the Board of Directors

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Gunter H. Richtler - President and a member of the Board of Directors.

Since January 2001, Mr. Richter has been President and a member of the Board of Directors of the Company. Since May 1995, Mr. Richtler has been President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since June 2001, he has been President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation.

Cortland Steck - Vice President and a member of the Board of Directors.

Since June 2001, Mr. Steck has been Vice President and a member of the Board of Directors of the Company. Since June 2001, Mr. Steck has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since July 2000, he has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. From January 1999 to April 2000, Mr. Steck was Vice President of Manufacturing by McKinna Corporation located in West Palm Beach, Florida. McKinna manufactured a line of luxury motor yachts. Mr. Steck was responsible for design, engineering and manufacture of the yachts. From June 1994 to December 1999, Mr. Steck was employed as Chief Engineer and Director of Engineering by Trident Shipworks located in Tampa, Florida. Mr. Steck was responsible for the design and engineering of sail and power yachts. Since 1984, Mr. Steck has also owned and operated Cortland Steck Yacht Designs which contracts for design and engineering of vessels.

Carey M. Phillips - Chief Financial Officer, Treasurer and a member of the Board of Directors.

Since September 2001, Mr. Phillips has been Chief Financial Officer, Treasurer and a member of the Board of Directors of the Company. Since September 2001, Mr. Phillips has been Chief Financial Officer, Treasurer and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since September 2001, he has been Chief Financial Officer, Treasurer and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since June 1988, Mr. Phillips has been Chairman and Chief Executive Officer of Phillips Kiln Services, Ltd. located in Sioux City, Iowa. Phillips Kiln Services is engaged in the business of industrial contracting and engineering.

Patrick Reischmann - Vice President and a member of the Board of Directors.

Since June 2001, Mr. Reischmann has been Vice President and a member of the Board of Directors of the Company. Since June 2001, Mr. Reischmann has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since June 2001, he has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since 1995, Mr. Reischmann has been President of Florida Catamaran Inc., a manufacturer's representative of Manta Catamarans and Ocean Cat. Mr. Reischmann is responsible for product development, marketing, sales and customer service and support.

Barry Girling - Secretary and a member of the Board of Directors.

Since September 1998, Mr. Girling has been Secretary and a member of the Board of Directors of the Company. Since August 2001, Mr. Girling has been Secretary and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since August 2001, he has been Secretary and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since January 1998, Mr. Girling has been President of RJG Capital Corp. located in Vancouver, British Columbia. RJG Capital is engaged in the business of public company management and investments. From November 1996 to January 1998, Mr. Girling was Consultant to Formation Capital Corp. located in Vancouver, British Columbia. Formation Capital was engaged in the business of mineral exploration. From November 1993 to November 1996, Mr. Girling was Consultant to and a member of the Board of Directors of Abacus Minerals Corp. located in Vancouver, British Columbia. Abacus Minerals was engaged in the business of mineral exploration. Abacus Minerals is a foreign private issuer whose securities are registered with the Untied States Securities and Exchange Commission.

All of the officers and directors, with the exception of Mr. Girling, will devote time exclusively to the Company. Mr. Girling will be devoting approximately 10% of his time to the operation of the Company.

ITEM 6.EXECUTIVE COMPENSATION.

Summary Compensation.

The following table sets forth the compensation paid by the Company during from fiscal 1999 to fiscal 2001 to its officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE [1]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/ SARs	LTIP Payouts	All Other Compensation
		($)	($)	($)	($)	(#)	($)	($)
Gunter H. Richtler President	2001 2000 1999	$60,000 $30,000 $30,000	- - -	- - -	- - -	200,000 - -	- - -	- - -
Cortland Steck Vice President	2001 2000 1999	$112,500 $37,500 -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Carey M. Phillips Treasurer	2001 2000 1999	$37,500 - -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Patrick Reischmann Vice President	2001 2000 1999	- - -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Walter B. Girling Secretary	2001 2000 1999	- - -	- - -	- - -	- - -	- - -	- - -	- - -

[1]All compensation received by the officers and directors has been disclosed.

The Company does have a stock option plan, however, there are no retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as disclosed as follows.

Option/SAR Grants.

Information concerning individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs made during fiscal 2000 and options granted to date in fiscal 2001 to each of the Named Executive Officers is reflected in the table below.

Option/SAR Grants in Fiscal 2000 and to date in Fiscal 2001.
	Individual Grants	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term

Name	Percent of Number of Securities Underlying Options/SARs Granted (#)	Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date
Gunter H. Richtler Cortland Steck Carey M. Phillips Patrick B. Reischmann	200,000 200,000 200,000 200,000	25% 25% 25% 25%	$0.75 $0.75 $0.75 $0.75	08/31/2011 08/31/2011 08/31/2011 08/31/2011

Compensation of Directors.

The members of the Board of Directors are not compensated by the Company for acting as such.

The Company anticipates paying the following salaries to its officers and directors in 2002:

Gunter H. Richtler Cortland Steck Cary M. Phillips Patrick Reischmann Barry Girling	President Vice President Treasurer Vice President Secretary	2001 2001 2001 2001 2001	$ 60,000 $ 112,500 $ 37,500 $ -0- $ -0-

In addition to the foregoing, the Company has issued to the Phillips Family Limited Partnership which is controlled by Carey Phillips, warrants to acquire up to 2,000,000 shares of common stock at an exercise price of $0.75 per share. The warrants were not issued as part of any executive compensation, but were issued in connection with the sale of 7,500,000 shares of common stock to the Phillips Family Limited Partnership. See "Item 7 - Certain Relationships and Related Transactions.@

Employment Contracts

Gunter Richtler, Cortland Steck, Carey Phillips, and Patrick Reischmann have entered into employment agreements with the Company's wholly owned subsidiary corporations, SailTech Design, Inc., Florida ("STF") or SailTech Design, Inc., British Columbia ("STBC")

Mr. Richtler is employed as STBC's Chief Executive Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $95,000 for the period July 1, 2003 to June 30, 2004.

Mr. Steck is employed as STF's Chief Naval Architect and Mechanical Engineer. He will be paid an annual salary of $112,500.00 per year for the period of July 1, 2001 to June 30, 2002; $110,000 for the period of July 1, 2002 to June 30, 2003; and, $120,000 for the period July 1, 2003 to June 30, 2004.

Mr. Phillips is employed as STF's Chief Financial Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $85,000 for the period July 1, 2003 to June 30, 2004. In addition, STF has agreed to pay up to $10,000.00 in moving expenses incurred in connection with his relocation to Bradenton, Florida.

Mr. Reischmann is employed as STF's sales and marketing representative, product development guide and head of customer service. He will be paid a commission of 5% of gross sales revenue of all products and services sold directly by him on behalf of STF. Such sales commission shall have a cap of $100,000.00 during the first year of the agreement, $110,000 during second year, and $120,000 during the third year. The agreement commenced July 1, 2001.

ITEM 7.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On August 30, 2001, the Company, its subsidiaries, Gunter Richtler and Barry Girling entered into a Stock Purchase Agreement with the Phillips Family Limited Partnership and Carey Phillips, individually. In consideration of $1,500,000 paid by the Phillips Family Limited Partnership the Company issued 7,500,000 restricted shares of the Company's common stock to the Phillips Family Limited Partnership. In addition, the Company issued warrants to purchase up to 2,000,000 additional shares of common stock at an exercise price of $0.75 per share. The warrants expire on August 30, 2006. The agreement also provides that the Phillips Family Limited Partnership may require the Company to purchase any and all shares of common stock owned by it at a purchase price equal to the greater of $0.75 or the last price per share at which the Company sold any shares of its common stock. This put option may only be exercised in the event of default the Company, its subsidiaries, and Messrs Richtler and Girling. Under the terms of the agreement, the Company and its subsidiary corporations may not take significant or material action without the approval of the Phillips Family Limited Partnership. Failure to perform any and all of the terms of the Stock Purchase Agreement constitutes a breach thereof.

On August 31, 2001, as part of the Stock Purchase Agreement, the Company and its subsidiary corporations entered into a License Agreement with the Phillips Family Limited Partnership, a South Dakota limited partnership controlled by Carey Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors. The License Agreement will become operative in the event the Company and its subsidiary corporations default on the terms of any agreements entered into with the Company or any liabilities, obligations or indebtedness of the Company. The License Agreement grants the Phillips Family Limited Partnership the right to use all of the Company's technology in the event of default, royalty free.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company granted demand and piggy-back registration rights to the Phillips Family Limited Partnership relating to all Company common stock and warrants issued to the Phillips Family Limited Partnership. Demand registration rights begin on September 12, 2002.

As part of the Stock Purchase Agreement, nine Company shareholders owning a total of 11,950,866 shares of common stock have entered into an agreement to restrict the resale of their shares. Included in the foregoing group of persons, are Gunter Richtler, Carey Phillips, and Barry Girling, who are officers and directors of the Company. The agreement expires on August 31, 2002. Under the terms of the agreement, each shareholder grants to the other shareholders the right to participate in any sale of stock on a pro rata basis. The foregoing restriction, however, does not apply to the sale of shares through a licensed broker/dealer.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company and its subsidiary corporations granted the Phillips Family Limited Partnership and Carey Phillips, individually, a security interest in all equipment, inventory, general intangibles, proceeds and products of the Company and its subsidiaries as security for the Company's and its subsidiaries payment of all liabilities, obligations and indebtedness. The security agreement will remain operative as long as the Company has outstanding liabilities, obligations and indebtedness.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company entered into an Indemnification Agreement with Carey Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors wherein the Company agreed to indemnify Mr. Phillips from any liability which he might incur as a result of any action taken by him in any capacity. Further, the Company is obligated to purchase, upon Mr. Phillips's request, liability insurance with $10,000,000 continuous coverage. Indemnification is not available where Mr. Phillips acted with fraud, intentional misconduct, a knowing violation of the law, or a violation of section 16(b) of the Securities Act of 1934.

Gunter Richtler, Cortland Steck, Carey Phillips, and Patrick Reischmann have entered into employment agreements with the Company's wholly owned subsidiary corporations, SailTech Design, Inc., Florida ("STF") or SailTech Design, Inc., British Columbia ("STBC")

Mr. Richtler is employed as STBC's Chief Executive Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $95,000 for the period July 1, 2003 to June 30, 2004.

Mr. Steck is employed as STF's Chief Naval Architect and Mechanical Engineer. He will be paid an annual salary of $112,000.00 per year for the period of July 1, 2001 to June 30, 2002; $110,000 for the period of July 1, 2002 to June 30, 2003; and, $120,000 for the period July 1, 2003 to June 30, 2004.

Mr. Phillips is employed as STF's Chief Financial Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $85,000 for the period July 1, 2003 to June 30, 2004. In addition, STF has agreed to pay up to $10,000.00 in moving expenses incurred in connection with his relocation to Bradenton, Florida.

Mr. Reischmann is employed as STF's sales and marketing representative, product development guide and head of customer service. He will be paid a commission of 5% of gross sales revenue of all products and services sold directly by him on behalf of STF. Such sales commission shall have a cap of $100,000.00 during the first year of the agreement, $110,000 during second year, and $120,000 during the third year. The agreement commenced July 1, 2001.

ITEM 8.LEGAL PROCEEDINGS.

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.

ITEM 9.MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's shares are traded in the Pink Sheets under the trading symbol "SAIL." The Company's shares began trading in January 2001. A summary trading by quarter for the 2001 and 2000 fiscal years are as follows:

Fiscal Quarter	High Bid[1]		Low Bid[1]
2001
Fourth Quarter Third Quarter Second Quarter First Quarter	$ $ $ $	1.05 1.20 1.15 1.29	$ $ $ $	0.70 0.70 0.90 0.98
2000
Fourth Quarter Third Quarter Second Quarter First Quarter	$ $ $ $	1.28 1.23 0.57 0.28	$ $ $ $	0.98 0.48 0.28 0.25

[1]These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

There are no outstanding options or warrants, or other securities convertible into, common equity of the Company other than as described in Item 6 entitled Executive Compensation. Of the 17,592,435 shares of common stock outstanding as of December 17, 2001. 11,202,435 are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance said Rule. The remaining 6,390,000 shares of common stock are free trading and sales thereof do not have to comply with Rule 144. There are no shares of common stock currently being proposed to be publicly offered (pursuant to an employee benefit plan or dividend reinvestment plan) the offering of which could have a material adverse effect upon the market price of the Company's common stock.

As of December 17, 2001, the Company had 38 holders of record of its Common Stock.

The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

SEC Rule 15g

The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

ITEM 10.RECENT SALES OF UNREGISTERED SECURITIES.

On December 12, 2001, the Company issued 379,101 shares of restricted shares of common stock in consideration of the delivery of eight promissory notes totaling $284,325.75. The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

On August 30, 2001, the Company issued 7,500,000 restricted shares of common stock to the Phillips Family Limited Partnership in consideration of $1,500,000.00. The transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

On July 26, 2001, the Company issued 10,000 shares to Avia Design Group as part of an assignment of software. The transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933.

On May 24, 2001, the Company issued 100,000 shares of common stock to Investor Communication Corp. for services rendered. The transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933.

On October 28, 1998, the Company issued 135,000 shares of common stock to eight shareholders in consideration of $33,750.00. The transaction was exempt from registration pursuant to Reg. 504 of the Securities Act of 1933.

In September and October 1998, the Company issued 4,050,000 shares of common stock to twenty-nine shareholders in consideration of $4,050.00. The transaction was exempt from registration pursuant to Reg. 504 of the Securities Act of 1933.

ITEM 11.DESCRIPTION OF SECURITIES.

Common Stock

The authorized common stock of the Company currently consists of 50,000,000 shares, $0.001 par value per share. As of December 17, 2001, there are 17,592,435 shares of common stock outstanding. Of said 17,592,435 shares of common stock outstanding, 11,202,435 are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance said Rule. The remaining 6,390,000 shares of common stock are free trading and sales thereof do not have to comply with Rule 144.

In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

Dividends

Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

The Company's transfer agent is ComputerShare, 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513 and its telephone number is (303) 298-5370.

Rights of Shareholders

All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as disclosed herein.

Preferred Stock

The authorized preferred stock of the Company currently consists of 1,000,000 shares, $0.01 par value none of which is issued and outstanding. The terms of the preferred shares are to be determined by the Board of Directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada law and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Carey M. Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors is the subject of an indemnification agreement with the Company. See "Item 7 - Certain Relationships and Related Transactions.@

ITEM 13.FINANCIAL STATEMENTS.

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets Consolidated Statement of Operations and Deficit Consolidated Statement of Cash Flows Consolidated Statement of Stockholder's Equity	F-1 F-2 F-3 F-4
Notes to Consolidated Financial Statements	F-5
Auditors' Report	F-10
Consolidated Balance Sheets Consolidated Statements of Operations and Deficit Consolidated Statements of Cash Flows Consolidated Statement of Stockholder's Equity	F-11 F-12 F-13 F-14
Notes to Consolidated Financial Statements	F-15

SAILTECH INTERNATIONAL INC.
Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
(Unaudited)
(Stated in U.S. Dollars)

SEPTEMBER 30 2001	DECEMBER 31 2000

ASSETS
Current
Cash	$1,205,809	$9,065
Accounts receivable	1,484	4,903
Prepaid expenses	2,986	-
Work in progress inventory	25,959	-
	1,236,238	13,968

Capital Assets	1,166,569	985,397

	$2,402,807 =============	$999,365 ==============

LIABILITIES
Current
Accounts payable and accrued liabilities	$87,194	$66,102
Customer deposits	131,458	-
Loans payable	226,403	57,500
	445,055	123,602

SHAREHOLDER'S EQUITY

Share Capital
Preferred Stock
1,000,000 shares authorized at $0.01 par value, none issued
Common Stock
50,000,000 shares authorized at $0.001 par value
17,213,334 shares issued and outstanding at September 30, 2001
9,470,000 shares at December 31, 2000	17,214	9,470
Additional paid-in capital	2,739,586	1,064,830

Deficit Accumulated During The Development Stage	(799,048)	(198,537)
	1,957,752	875,763

	$2,402,807 =============	$999,365 =============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in U.S. Dollars)

PERIOD FROM INCEPTION SEPTEMBER 16
THREE MONTHS ENDED SEPTEMBER 30	NINE MONTHS ENDED SEPTEMBER 30	1998 TO SEPTEMBER 30
2001	2000	2001	2000	2001

Expenses
Advertising and promotion	$667	$-	$11,324	$-	$11,611
Amortization	42,377	-	122,686	-	149,303
Automotive and travel	1,836	-	10,819	-	11,798
Bank charges and exchange	(3,208)	44	(2,119)	58	1,830
Consulting fees	7,500	-	7,500	-	17,216
Filing and transfer fees	648	92	2,855	92	3,665
Investor communications	85,500	-	85,500	-	85,500
Insurance	2,196	-	3,653	-	3,653
Management fees	7,500	5,000	22,500	5,000	52,000
Materials and supplies	2,172	-	5,376	-	18,189
Office supplies and sundry	6,793	635	21,404	635	26,794
Professional fees	7,920	-	13,550	3,572	60,375
Rent and utilities	37,300	-	110,109	-	134,283
Repairs and maintenance	1,210	-	2,053	-	2,053
Salaries and benefits	79,829	-	180,262	-	217,194
Telephone	1,697	-	3,039	-	3,534
Write off mineral property	-	-	-	-	50

Loss For The Period	281,937	5,771	600,511	9,357	$799,048 ==========

Deficit Accumulated During The Development Stage, Beginning Of Period	517,111	69,410	198,537	65,824

Deficit Accumulated During The Development Stage, End Of Period	$799,048 ============	$75,181 ============	$799,048 ============	$75,181 ============

Loss Per Share	$0.02 ============	$0.01 ============	$0.06 ============	$0.01 ============

Weighted Average Number Of Shares Outstanding	12,210,508 ============	8,470,000 ============	10,410,147 ============	8,436,667 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

PERIOD FROM INCEPTION SEPTEMBER 16
THREE MONTHS ENDED SEPTEMBER 30	NINE MONTHS ENDED SEPTEMBER 30	1998 TO SEPTEMBER 30
2001	2000	2001	2000	2001

Cash Flows From Operating Activities
Loss for the period	$(281,937)	$(5,771)	$(600,511)	$(9,357)	$(799,048)

Adjustments To Reconcile Net Loss To Net Cash Used By Operating Activities
Shares issued for other than cash	82,500	-	82,500	-	82,500
Amortization	42,377	-	122,686	-	149,303
Write off of mineral property	-	-	-	-	50
Change in accounts receivable	45	-	3,419	-	1,879
Change in prepaid expenses	(1,867)	-	(2,986)	-	(2,986)
Change in accounts payable	12,344	5,727	21,092	7,184	39,921
Change in customer deposits	131,458	-	131,458	-	131,458
Change in inventory	(25,959)	-	(25,959)	-	(25,959)
	(41,039)	(44)	(268,301)	(2,173)	(422,882)

Cash Flows From Financing Activities
Common stock issued	1,500,000	-	1,600,000	500	1,674,300
Loans payable	(23,022)	-	168,903	-	226,403
	1,476,978	-	1,768,903	500	1,900,703

Cash Flows From Investing Activities
Capital assets	(298,015)	-	(303,858)	-	(303,908)
Cash acquired on acquisition of subsidiary company	-	-	-	-	31,896
	(298,015)	-	(303,858)	-	(272,012)

Net Increase (Decrease) In Cash	1,137,924	(44)	1,196,744	(1,673)	1,205,809

Cash, Beginning Of Period	67,885	7,923	9,065	9,552	-

Cash, End Of Period	$1,205,809 ============	$7,879 ============	$1,205,809 ============	$7,879 ============	$1,205,809 ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

Effective July 26, 2001, the Company issued 10,000 common shares at a fair value of $7,500 pursuant to a consulting agreement.

Effective May 24, 2001, the Company issued 100,000 common shares at a fair value of $75,000 pursuant to an investor communications agreement.

Effective November 22, 2000, the Company acquired 100% of the issued and outstanding shares of Sailtech Design Inc. by issuing 1,000,000 post forward split common shares at a value of $1,000,000.

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(Unaudited)
(Stated in U.S. Dollars)

DEFICIT
COMMON STOCK	ACCUMULATED
NUMBER OF SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	DURING THE DEVELOPMENT STAGE	TOTAL

Issuance of common stock
September 23, 1998	50,000	$50	$-	$-	$50
October 26, 1998	4,000,000	4,000	36,000	-	40,000
October 28, 1998	135,000	135	33,615	-	33,750
Loss for the period	-	-	-	(50,817)	(50,817)

Balance, December 31, 1998	4,185,000	4,185	69,615	(50,817)	22,983

Loss for the year	-	-	-	(15,007)	(15,007)

Balance, December 31, 1999	4,185,000	4,185	69,615	(65,824)	7,976

Issuance of common stock
March 31, 2000	50,000	50	450	-	500
Issuance of common stock
November 22, 2000	500,000	500	999,500	-	1,000,000
	4,735,000	4,735	1,069,565	(65,824)	1,008,476
Adjustment to number of shares issued and outstanding as a result of a 2 for 1 forward split	4,735,000	4,735	(4,735)	-	-
Loss for the year	-	-	-	(132,713)	(132,713)

Balance, December 31, 2000	9,470,000	9,470	1,064,830	(198,537)	875,763

Issuance of common stock
May 24, 2001	100,000	100	74,900	-	75,000
Issuance of common stock
June 5, 2001	133,334	134	99,866	-	100,000
Issuance of common stock
July 26, 2001	10,000	10	7,490	-	7,500
Issuance of common stock
August 31, 2001	7,500,000	7,500	1,492,500	-	1,500,000
Loss for the period	-	-	-	(600,511)	(600,511)

Balance, September 30, 2001	17,213,334 ============	$17,214 ============	$2,739,586 ============	$(799,048) ============	$1,957,752 ============

SAILTECH INTERNATIONAL INC.
Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
 (Unaudited)
(Stated in U.S. Dollars)

1.NATURE OF OPERATIONS

a)Organization

The Company was incorporated in the State of Nevada, U.S.A., on September 16, 1998. The Company's wholly-owned subsidiary, Sailtech Design Inc., was incorporated under the British Columbia Company Act on December 11, 1996.

b)Development Stage Activities

Sailtech International Inc., through its wholly-owned subsidiary, Sailtech Design Inc., is in the business of developing and manufacturing metal kit boats for sale through direct advertising and internet marketing. The Company's continuing operation, and ultimately the attainment of profitable operations, is dependent upon obtaining adequate financing to fulfil its business objectives and achieve a level of sales adequate to support the Company's cost structure.

2.SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a)Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sailtech Design Inc.

b)Inventory

Inventory of work-in-progress is recorded at cost.

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
(Unaudited)
(Stated in U.S. Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)Capital Assets

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% straight line basis
Shop equipment	20% straight line basis
Tooling and molds	30% straight line basis
Automobiles	30% straight line basis
Goodwill	Straight line over 7 years

Management reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be reasonable.

d)Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - 'Accounting for Income Taxes' (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all if a deferred tax asset, will not be realized, a valuation allowance is recognized.

e)Foreign Currency Translation

Transactions in foreign currency have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.

f)Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable, due to shareholders and loans payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
(Unaudited)
(Stated in U.S. Dollars)

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive.

h)Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued new standards related to the accounting for business combinations, goodwill and other intangibles. The new standards are effective for business combinations occurring after June 30, 2001, subject to certain limited exceptions. In part, the new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill effective, to the Company, January 1, 2002. Instead, the carrying value of goodwill will be subject to a regular test for impairment.

3.ACQUISITION OF SUBSIDIARY

Effective November 22, 2000, the Company acquired all of the issued and outstanding shares of Sailtech Design Inc. ('Design Inc.'). This acquisition has been accounted for using the purchase method with the results of operations of Design Inc. being included in these consolidated financial statements from November 22, 2000.

Details of the acquisition are as follows:

Fair value of net assets acquired:
Net working capital deficiency (including cash of $31,896)	$(12,015)
Capital assets	85,917
Goodwill	926,098

Cost of the acquisition	$1,000,000 ============

Consideration paid:
Common shares issued (1,000,000 post forward split common shares at a value of $1.00 per share)	$1,000,000 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
(Unaudited)
(Stated in U.S. Dollars)

4.CAPITAL ASSETS

2001	2000

Office furniture and equipment	$18,829	$-
Computer equipment	6,937	-
Shop equipment	300,870	-
Tooling and molds	66,397	-
Automobiles	7,271	-
Goodwill	926,098	-
Mineral property	-	50
	1,326,402	50
Accumulated amortization	159,833	-

	$1,166,569 ============	$50 ============

5.LOANS PAYABLE

Loans payable are due on demand and have no specified terms of repayment or interest.

6.STOCK OPTIONS AND WARRANTS

a) The Company has granted stock options for the purchase of up to 800,000 common shares at $0.75 per share to August 31, 2011.

b) The Company has issued warrants to purchase up to 2,000,000 common shares at $0.75 per share to August 30, 2006.

7.COMMITMENT

a) The Company is committed to a lease for its premises until July 14, 2003. Future minimum lease payments are as follows:

September 30, 2002	$160,442
September 30, 2003	$127,017

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
(Unaudited)
(Stated in U.S. Dollars)

7.COMMITMENT (Continued)

b) The Company has entered into employment contracts with three directors which provide for annual salary payments as follows:

Year ended September 30, 2002	$262,000
Year ended September 30, 2003	$280,000
Year ended September 30, 2004	$300,000

In addition, a fourth director will be paid a commission of 5% of gross sales revenue generated by him to a maximum of $100,000 for the year ended June 30, 2002, $110,000 for the year ended June 30, 2003, and $120,000 for the year ended June 30, 2004.

8.CONTINGENCIES

In connection with the sale of 7,500,000 common shares for proceeds of $1,500,000, the Company agreed to the following:

i) that the Company may not take any significant or material action without the approval of the investor;

ii) in the event of a default in the terms of any of the agreements entered into between the Company and the investor or a default in any Company obligation, the investor has a security interest in all of the property of the Company and a license to all of its technology.

9.SUBSEQUENT EVENT

Subsequent to September 30, 2001, the Company issued 379,101 common shares to settle debts totalling $284,326.

AUDITORS' REPORT

To the Shareholders
Sailtech International Inc.
(Formerly Argonaut Resources Ltd.)
(A development stage company)

We have audited the consolidated balance sheet of Sailtech International Inc. (formerly Argonaut Resources Ltd.) (a development stage company) as at December 31, 2000 and the consolidated statements of operations and deficit accumulated during the development stage, cash flows, and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and cash flows for the year then ended in accordance with United States generally accepted accounting principles.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. The Company incurred a net loss of $132,713 during the year ended December 31, 2000 and, as at that date, the Company has not attained profitable operations and is dependent on obtaining adequate financing to fulfil its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern.

The consolidated financial statements as at December 31, 1999, and for the period from inception, September 16, 1998, to December 31, 1999, were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated August 2, 2000.
Vancouver, B.C. July 18, 2001	"Morgan & Company" Chartered Accountants

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

DECEMBER 31
	2000	1999

ASSETS
Current
Cash	$9,065	$9,552
Accounts receivable	4,903	-
Prepaid expenses	-	-
	13,968	9,552

Capital Assets	985,397	50

	$999,365 ============	$9,602 ============

LIABILITIES
Current
Accounts payable and accrued liabilities	$66,102	$1,626
Loans payable	57,500	-
	123,602	1,626

SHAREHOLDER'S EQUITY

Share Capital
Preferred Stock
1,000,000 shares authorized at $0.01 par value, none issued

Common Stock
50,000,000 shares authorized at $0.001 par value
9,470,000 shares issued and outstanding at December 31, 2000 and 8,370,000 at December 31, 1999	9,470	8,370

Additional paid-in capital	1,064,830	65,430

Deficit Accumulated During The Development Stage	(198,537)	(65,824)
	875,763	7,976

	$999,365 ============	$9,602 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. Dollars)

PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO
YEAR ENDED DECEMBER 31	DECEMBER 31
2000	1999	1998	2000

Expenses
Advertising and promotion	$287	$-	$-	$287
Amortization	26,617	-	-	26,617
Automotive and travel	979	-	-	979
Bank charges and exchange	3,819	74	56	3,949
Consulting fees	2,611	-	7,105	9,716
Filing and transfer fees	810	-	-	810
Management fees	12,500	-	17,000	29,500
Materials and supplies	12,813	-	-	12,813
Office supplies and sundry	4,698	-	692	5,390
Professional fees	5,928	14,933	25,964	46,825
Rent and utilities	24,174	-	-	24,174
Salaries and benefits	36,932	-	-	36,932
Telephone	495	-	-	495
Write off mineral property	50	-	-	50

Loss For The Year	132,713	15,007	50,817	$198,537 ============

Deficit Accumulated During The Development Stage, Beginning Of Year	65,824	50,817	-

Deficit Accumulated During The Development Stage, End Of Year	$198,537 ============	$65,824 ============	$50,817 ============

Loss Per Share	$(0.04) ============	$(0.01) ============	$(0.01) ============

Weighted Average Number Of Shares Outstanding	8,970,000 ============	8,370,000 ============	5,237,546 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO

YEAR ENDED DECEMBER 31	DECEMBER 31

2000	1999	1998	2000

Cash Flows From Operating Activities
Loss for the year	$(132,713)	$(15,007)	$(50,817)	$(198,537)

Adjustments To Reconcile Net Loss To Net Cash Used By Operating Activities
Amortization	26,617	-	-	26,617
Write off of mineral property	50	-	-	50
Change in accounts receivable	(1,540)	-	-	(1,540)
Change in prepaid expenses	-	-	-	-
Change in accounts payable	17,203	304	1,322	18,829
	(90,383)	(14,703)	49,495	(154,581)

Cash Flows From Financing Activities
Common stock issued	500	-	73,800	74,300
Loans payable	57,500	-	-	57,500
	58,000	-	73,800	131,800

Cash Flows From Investing Activities
Capital assets	-	-	(50)	(50)
Cash acquired on acquisition of subsidiary company	31,896	-	-	31,896
	31,896	-	(50)	31,846

Net Increase (Decrease) In Cash	(487)	(14,703)	24,255	9,065

Cash, Beginning Of Year	9,552	24,255	-	-

Cash, End Of Year	$9,065 ============	$9,552 ============	$24,255 ============	$9,065 ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

Effective November 22, 2000, the Company acquired 100% of the issued and outstanding shares of Sailtech Design Inc. by issuing 1,000,000 post forward split common shares at a value of $1,000,000.

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(Stated in U.S. Dollars)

DEFICIT
COMMON STOCK	ACCUMULATED
NUMBER OF SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	DURING THE DEVELOPMENT STAGE	TOTAL

Issuance of common stock
September 23, 1998	50,000	$50	$-	$-	$50
October 26, 1998	4,000,000	4,000	36,000	-	40,000
October 28, 1998	135,000	135	33,615	-	33,750

Loss for the period	-	-	-	(50,817)	(50,817)

Balance, December 31, 1998	4,185,000	4,185	69,615	(50,817)	22,983

Loss for the year	-	-	-	(15,007)	(15,007)

Balance, December 31, 1999	4,185,000	4,185	69,615	(65,824)	7,976

Issuance of common stock
March 31, 2000	50,000	50	450	-	500

Issuance of common stock
November 22, 2000	500,000	500	999,500	-	1,000,000
	4,735,000	4,735	1,069,565	(65,824)	1,008,476
Adjustment to number of shares issued and outstanding as a result of a 2 for 1 forward split	4,735,000	4,735	(4,735)	-	-

Loss for the year	-	-	-	(132,713)	(132,713)

Balance, December 31, 2000	9,470,000 ============	$9,470 ============	$1,064,830 ============	$(198,537) ============	$875,763 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999
(Stated in U.S. Dollars)

1. NATURE OF OPERATIONS

a) Organization

The Company was incorporated in the State of Nevada, U.S.A., on September 16, 1998. The Company's wholly owned subsidiary, Sailtech Design Inc., was incorporated under the British Columbia Company Act on December 11, 1996.

b) Development Stage Activities

Sailtech International Inc. is in the business of developing and manufacturing metal kit boats for sale through direct advertising and internet marketing. The Company's continuing operation, and ultimately the attainment of profitable operations, is dependent upon obtaining adequate financing to fulfil its business objectives and achieve a level of sales adequate to support the Company's cost structure.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sailtech Design Inc.

35

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Capital Assets

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% straight line basis
Shop equipment	20% straight line basis
Tooling and molds	30% straight line basis
Automobiles	30% straight line basis
Goodwill	Straight line over 7 years

Management reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be reasonable.

c)Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - 'Accounting for Income Taxes' (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all if a deferred tax asset, will not be realized, a valuation allowance is recognized.

d)Foreign Currency Translation

Transactions in foreign currency have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.

e)Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable, due to shareholders and loans payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive.

3. ACQUISITION OF SUBSIDIARY

Effective November 22, 2000, the Company acquired all of the issued and outstanding shares of Sailtech Design Inc. ('Design Inc.'). This acquisition has been accounted for using the purchase method with the results of operations of Design Inc. being included in these consolidated financial statements from November 22, 2000.

Details of the acquisition are as follows:

Fair value of net assets acquired:
Net working capital deficiency (including cash of $31,896)	$(12,015)
Capital assets	85,917
Goodwill	926,098

Cost of the acquisition	$1,000,000 ============

Consideration paid:
Common shares issued (1,000,000 post forward split common shares at a value of $1.00 per share)	$1,000,000 ============

SAILTECH INTERNATIONAL INC.
(Formerly Argonaut Resources Ltd.)
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999
(Stated in U.S. Dollars)

4. CAPITAL ASSETS

2000	1999

Office furniture and equipment	$3,336	$-
Computer equipment	4,634	-
Shop equipment	14,808	-
Tooling and molds	66,397	-
Automobiles	7,271	-
Goodwill	926,098	-
Mineral property	-	50
	1,022,544	50
Accumulated amortization	37,147	-

	$985,397 ============	$50 ============

5. LOANS PAYABLE

Loans payable are due on demand and have no specified terms of repayment or interest.

6. SHARE CAPITAL

During the year, the Company completed a two for one forward split of its issued and outstanding shares.

7. COMMITMENT

The Company is committed to a lease for its premises until July 14, 2003. Future minimum lease payments are as follows:

December 31, 2001	$129,850
December 31, 2002	$160,442
December 31, 2003	$100,276

ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.FINANCIAL STATEMENTS AND EXHIBITS.

(a) List of Financial Statements.

September 30, 2001 - Consolidated Financial Statements
Consolidated Balance Sheets
Consolidated Statement of Operations and Deficit
Consolidated Statement of Cash Flows
Consolidated Statement of Stockholder's Equity
Notes to Consolidated Financial Statements

December 31, 2000 - Consolidated Financial Statements
Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Consolidated Statement of Stockholder's Equity
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit No.	Description
3.1	Articles of Incorporation for Argonaut Resources Ltd.
3.2	Bylaws for Argonaut Resources Ltd.
3.3	Articles of Incorporation for Sailtech Design, Inc. - Flordia
3.4	Bylaws for Sailtech Design, Inc.
3.5	Articles of Sailtech Design Inc. - British Columbia
3.6	Certificate of Amendment of Articles of Incorporation
4.1	Specimen Stock Certificate
10.1	Consulting Agreement
10.2	Stock Purchase Agreement
99.1	Lease Agreement

SIGNATURES

In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:
SAILTECH INTERNATIONAL, INC.

BY:	/s/ Gunter Richtler Gunter Richtler, President

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Gunter Richtler as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
Signatures	Title	Date
/s/ Gunter Richtler Gunter Richtler	President and a member of the Board of Directors	December 27, 2001
/s/ Courtland Steck Courtland Steck	Vice President and a member of the Board of Directors	December 27, 2001
/s/ Carey M. Phillips Carey M. Phillips	Chief Financial Officer, Treasurer and a member of the Board of Directors	December 27, 2001
/s/ Patrick Reischmann Patrick Reischmann	Vice President and a Member of the Board of Directors	December 28, 2001
/s/ Barry Girling Barry Girling	Secretary and a member of the Board of Directors	December 31, 2001